EXHIBIT 12

JOHNSON CONTROLS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the fiscal years ended September 30, 2014, 2013, 2012, 2011 and 2010.

	Year Ended September 30,
(Dollars in millions)	2014	2013	2012	2011	2010

Net income attributable to Johnson Controls, Inc.	$1,433	$1,077	$1,099	$1,326	$1,322
Income tax provision	482	696	161	189	130
Income attributable to noncontrolling interests	120	114	126	117	75
Income from equity affiliates	(395)	(399)	(338)	(285)	(252)
Distributed income of equity affiliates	204	210	190	194	212
Amortization of previously capitalized interest	16	18	9	10	11
Fixed charges less capitalized interest	478	448	409	331	302
Earnings	$2,338	$2,164	$1,656	$1,882	$1,800

Fixed charges:
Interest incurred and amortization of debt expense	$353	$333	$313	$224	$193
Estimated portion of interest in rent expense	153	157	151	141	130
Fixed charges	$506	$490	$464	$365	$323
Less: Interest capitalized during the period	(28)	(42)	(55)	(34)	(21)
Fixed charges less capitalized interest	$478	$448	$409	$331	$302

Ratio of earnings to fixed charges	4.6	4.4	3.6	5.2	5.6

For the purposes of computing this ratio, "earnings" consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontrolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. "Fixed charges" consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.